As Filed with the Securities
and Exchange Commission on      , 2008               Registration No.  333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                         For American Depositary Shares

                              --------------------
                              CLIMATE EXCHANGE PLC
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                                   ISLE OF MAN
            (Jurisdiction of incorporation or organization of issuer)

                           THE BANK OF NEW YORK MELLON
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

               (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                           The Bank of New York Mellon
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                         Proposed maximum       Proposed maximum         Amount of
        Title of each class of                   Amount to be             Aggregate price      aggregate offering      registration
     Securities to be registered                  registered                per unit(1)             price (1)              fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each                  50 million                   $.05                $2,500,000             $98.25
American Depositary Share representing             American
ordinary shares of Climate Exchange plc.          Depositary
                                                    Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

    Item Number and Caption                      Location in Form of
                                                 American Depositary Receipt
                                                 Filed Herewith as Prospectus

(1) Name and address of Depositary               Introductory Paragraph

(2) Title of American Depositary Receipts and    Face of American Depositary
    identity of deposited securities             Receipt, top center

    Terms of Deposit:

    (i)     The amount of deposited              Face of American
            securities represented by one        Depositary   Receipt,
            unit of American Depositary          upper right corner
            Shares

    (ii)    The procedure for voting, if         Paragraphs (15) and (16)
            any, the deposited securities

    (iii)   The collection and distribution      Paragraphs (12), (14) and (15)
            of dividends

    (iv)    The transmission of notices,         Paragraphs (11), (15) and (16)
            reports and proxy soliciting
            material

    (v)     The sale or exercise of rights       Paragraph (13)

    (vi)    The deposit or sale of securities    Paragraphs (12) and (17)
            resulting from dividends, splits
            or plans of reorganization

    (vii)   Amendment, extension or              Paragraphs (20) and (21)
            termination of the Deposit
            Agreement

    (viii)  Rights of holders of receipts        Paragraph (11)
            to inspect the transfer books
            of the Depositary and the list
            of holders of receipts

    (ix)    Restrictions upon the right to       Paragraphs (2), (3), (4), (5),
            deposit or withdraw the              (6) and (8)
            underlying securities

    Item Number and Caption                      Location in Form of
                                                 American Depositary Receipt
                                                 Filed Herewith as Prospectus

    (x)     Limitation upon the liability        Paragraphs (13), (18) and (22)
            of the Depositary

(3) Fees and Charges                             Paragraph (7)

Item 2. Available Information

         Item Number and Caption                 Location in Form of
                                                 American Depositary Receipt
                                                 Filed Herewith as Prospectus

2(a)     Public reports furnished by Climate     Paragraph (11)
         Exchange plc

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2008, among Climate Exchange plc (the "Issuer"), The Bank of New York Mellon, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on ______________, 2008.

                                          By: THE BANK OF NEW YORK MELLON,
                                                    as Depositary

                                          By:    /s/ Nuno Da Silva
                                                 -----------------
                                          Name:  Nuno Da Silva
                                          Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Climate Exchange PLC has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the United Kingdom on ___________________, 2008.

                                          CLIMATE EXCHANGE PLC


                                          By:    /s/ Neil Eckert
                                                 ---------------
                                                 Name: Neil Eckert
                                                 Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on ________________, 2008.

Name                                                 Title

/s/ Dr. Richard Sandor
--------------------
Dr. Richard Sandor                        Chairman of the Board of Directors

/s/ Neil Eckert
--------------------
Neil Eckert                               Chief Executive Officer and Director

/s/ Matthew Whittel
--------------------
Matthew Whittel                           Principal Financial Officer

/s/ Matthew Whittel                       Principal Accounting Officer
--------------------
Matthew Whittel

/s/ B. Williams                           Director
--------------------
B. Williams

/s/ Laurence Magnus                       Director
--------------------
Laurence Magnus

/s/ Carole Brookins                       Director
--------------------
Carole Brookins

/s/ Ann M. Cresce  =
--------------------
Ann M. Cresce                             Authorized Representative in the
                                          United States

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of ______________, 2008, among the Issuer, the Depositary and each Owner and holder from time to time of ADSs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.